UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2018, as previously amended (the “Schedule 13D”), by 2019B Cayman Limited (“2019B Cayman”), CITIC Capital China Partners IV, L.P., a Cayman Islands exempted limited partnership (“CCCP IV”), CCP IV GP Ltd., a company organized under the laws of the Cayman Islands (“CCP IV GP”), CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”) and CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL”) (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

On October 26, 2020, PWM, as the seller, entered into a share purchase agreement (the “PWM SPA”) with 2019B Cayman, as the purchaser. Pursuant to, and subject to the terms and conditions (including the approval by shareholders of PWM at an Extraordinary General Meeting of PWM) thereof, PWM agreed to sell, and 2019B Cayman agreed to purchase, 910,167 Ordinary Shares (the “PWM Sale Shares”) at a per share purchase price of $120.00. The closing of the transaction under the PWM SPA (the “PWM SPA Closing”) is subject to customary closing conditions contained in the PWM SPA, including a transaction statement on Schedule 13E-3 of the Issuer in respect of such transaction having been filed with the SEC for no less than 30 days and disseminated in accordance with Rule 13e-3(f) under the Exchange Act for 20 days. The PWM SPA Closing shall take place within 15 business days following the satisfaction or waiver of these closing conditions or such other date as may be agreed by PWM and 2019B Cayman.

Concurrent with the execution and delivery of the PWM SPA, PWM entered into a letter agreement with 2019B Cayman (the “PWM Letter Agreement”), pursuant to and subject to the terms and conditions of which the parties have agreed, among other things: (i) during a period from the date of the PWM Letter Agreement and until the occurrence of any of the following events (whichever is the earliest), PWM shall not rollover the PWM Sale Shares in the Transaction: (w) the PWM SPA Closing, (x) the valid termination of the PWM SPA, (y) the closing of the Transaction (the “Merger Closing”), and (z) the execution of an agreement and plan of merger with respect to the Transaction (the “Merger Agreement”) (including any amendment thereto) pursuant to which the consideration payable in the Transaction for each outstanding Ordinary Share (other than the Rollover Securities) (the “Per Share Merger Consideration”) is less than $120.00; and (ii) in the event that the Merger Closing takes place before the PWM SPA Closing, each and all of the PWM Sale Shares shall be cancelled and converted into the right to receive the Per Share Merger Consideration pursuant to the terms of the Merger Agreement, provided that the Per Share Merger Consideration is not less than $120.00.

On the date of the PWM SPA, PWM also entered into certain other share purchase agreements (the “Other SPAs”) with other purchasers (the “Other Purchasers”), pursuant to which PWM agreed to sell certain number of Ordinary Shares to such Other Purchasers. Under the terms of the PWM Letter Agreement, PWM may not, from the date of the PWM Letter Agreement until the PWM SPA Closing or the termination of the PWM SPA (whichever is earlier), enter into any agreement (including any amendment to the Other SPAs) with any Other Purchaser which has the effect of providing more favorable terms in any material respect to such Other Purchaser with respect to its purchase of Ordinary Shares from PWM than the terms provided to 2019B Cayman with respect to the purchase and sale of the PWM Sale Shares under the PWM SPA.

CUSIP No. G21515104

On October 26, 2020, Parfield, as the seller, entered into a share purchase agreement (the “Parfield SPA”) with 2019B Cayman, as the purchaser, pursuant to, and subject to the terms and conditions of which, Parfield agreed to sell, and 2019B Cayman agreed to purchase, 300,000 Ordinary Shares (the “Parfield Sale Shares”) at a per share purchase price of $120.00. The closing of the transaction under the Parfield SPA (the “Parfield SPA Closing”) is subject to customary closing conditions contained in the Parfield SPA, including a transaction statement on Schedule 13E-3 of the Issuer in respect of such transaction having been filed with the SEC for no less than 30 days and disseminated in accordance with Rule 13e-3(f) under the Exchange Act for 20 days. The Parfield SPA Closing shall take place within 15 business days following the satisfaction or waiver of these closing conditions or such other date as may be agreed by Parfield and 2019B Cayman.

Concurrent with the execution and delivery of the Parfield SPA, Parfield entered into a letter agreement with 2019B Cayman (the “Parfield Letter Agreement”), pursuant to which, among other things: (i) during a period from the date of the Parfield Letter Agreement and until the occurrence of any of the following events (whichever is the earliest), Parfield shall not rollover the Parfield Sale Shares in the Transaction: (w) the Parfield SPA Closing, (x) the valid termination of the Parfield SPA, (y) the Merger Closing, and (z) the execution of the Merger Agreement (or any amendment thereto) which provides for Per Share Merger Consideration of less than $120.00; (ii) in the event that the Merger Closing takes place before the Parfield SPA Closing, each and all of the Parfield Sale Shares shall be cancelled and converted into the right to receive the Per Share Merger Consideration pursuant to the terms of the Merger Agreement, provided that the Per Share Merger Consideration is not less than $120.00. Under the terms of the Parfield Letter Agreement, if Parfield proposes to transfer any Ordinary Shares held by Parfield to any of the Other Purchasers or their respective affiliates within three months from the termination of the Parfield SPA or the execution of the Merger Agreement (or any amendment thereto) which provides for Per Share Merger Consideration of less than $120.00, 2019B Cayman will have a right of first refusal to purchase a maximum of 300,000 Ordinary Shares proposed to be transferred by Parfield.

On October 26, 2020, in connection with the transactions contemplated by, among other things, the PWM SPA and Parfield SPA, Beachhead, Double Double, Point Forward and PWM granted an irrevocable written consent pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into the PWM SPA and the Parfield SPA by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties.

In connection with the entry into, among other things, the PWM SPA and the Parfield SPA, the Issuer’s Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under, among other things, that certain confidentiality agreements, dated as of October 20, 2019, entered into by CCCP IV and the Issuer. The Issuer’s Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, among other things, the PWM SPA and the Parfield SPA.

On September 23, 2020, an entity affiliated with the Reporting Persons (“2019B GP”) entered into a letter agreement, pursuant to and subject to the terms and conditions of which, among other things, if (i) the Merger Agreement is executed prior to or on June 30, 2021, but is terminated thereafter, (ii) the Merger Agreement has not been executed by June 30, 2021, or (iii) the Merger Closing has not occurred by June 30, 2021, a co-investor in a fund controlled by 2019B GP would be permitted to withdraw from the fund and, upon such withdrawal, the co-investor would be entitled to receive such number of Ordinary Shares as equal to the product obtained by dividing (x) the amount of such co-investor’s capital contribution related to funding the acquisition of the Ordinary Shares by (y) $120, if such distribution is permitted under the Consortium Agreement and other agreements among members of the Buyer Consortium with respect to the Transaction.

CUSIP No. G21515104

The foregoing description of the PWM SPA, PWM Letter Agreement, Parfield SPA, and Parfield Letter Agreement do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the PWM SPA, PWM Letter Agreement, Parfield SPA, and Parfield Letter Agreement, which are attached as exhibits hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

Item 4 above summarizes certain provisions of the PWM SPA, PWM Letter Agreement, Parfield SPA, and Parfield Letter Agreement and is incorporated herein by reference. Copies of the PWM SPA, PWM Letter Agreement, Parfield SPA, and Parfield Letter Agreement are attached as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 7	Share Purchase Agreement, dated October 26, 2020, by and between PW Medtech Group Limited and 2019B Cayman Limited

Exhibit 8	Letter Agreement, dated October 26, 2020, by and between PW Medtech Group Limited and 2019B Cayman Limited

Exhibit 9	Share Purchase Agreement, dated October 26, 2020, by and between Parfield International Ltd. and 2019B Cayman Limited

Exhibit 10	Letter Agreement, dated October 26, 2020, by and between Parfield International Ltd. and 2019B Cayman Limited

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2020

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By:	CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 8 to Schedule 13D]

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